LEGION CAPITAL CORPORATION

301 E. PINE ST., STE 850

ORLANDO, FL. 32801

FILE NO. 024-12262

June 21, 2024

Notice of Withdrawal of Form 1-/AA

Legion Capital Corporation hereby gives Notice of Withdrawal of its Form 1/AA filed on June 20, 2024. The Form 1-A/A was filed in error and is hereby withdrawn.

Legion Capital Corporation

By :	/s/ Paul Carrazone
Paul Carrazone
President and Chief Executive Officer